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EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES (IN THOUSANDS)

	Year Ended December 31,					Nine Months Ended September 30,
	2002	2001	2000	1999	1998	2003	2002
Earnings:
Income (loss) before provision for income taxes, equity in loss of unconsolidated affiliate and cumulative effect of change in accounting principle	$(27,228)	(301,176)	$(174,664)	$(112,736)	$(63,648)	$40,753	$(13,867)
Less: Minority interest	(446)	(132)	(72)	(291)	—	(311)	(370)
Less: Equity investment	(3,225)	—	—	—	—	(688)	(298)

Total Earnings:	(23,557)	(301,044)	(174,592)	(112,445)	(63,648)	41,752	(13,199)
Fixed Charges:
Interest expense	68,303	100,700	132,137	79,629	40,047	46,691	52,085
Estimated interest component of rent expense	5,937	6,741	5,970	3,165	1,603	4,300	4,605

Total Fixed Charges	$74,240	$107,441	$138,107	$82,794	$41,650	$50,991	$56,690
Ratio of earnings to fixed charges (1)	< 0	< 0	< 0	< 0	< 0	1.8188	0.7672

(1)
The ratio of earnings to fixed charges is computed by dividing pre-tax income from continuing operations (before adjustment for minority interests in consolidated subsidiaries and loss from equity investees) plus fixed charges by fixed charges. Fixed charges consist of interest charges, whether expensed or capitalized, and that portion of rental expense we believe to be representative of interest. For the years ended December 31, 2002, 2001, 2000, 1999 and 1998 and the nine months ended September 30, 2002, earnings were insufficient to cover fixed charges by $23.6 million, $301.0 million, $174.6 million, $112.4 million, $63.6 million and $13.2 million, respectively.

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  EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (IN THOUSANDS)